                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)*

                       America Online Latin America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02365B100
                                 --------------
                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                            Jonathan L. Kravetz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston Massachusetts 02111
                                 (617) 542-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 11, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                      13D
-------------------
CUSIP NO. 02365B100
-------------------
==============================================================================
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      AOL Time Warner Inc.
      13-4099534
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          122,399,584
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          122,399,584
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          240,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      122,639,584
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      67.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      HC
==============================================================================

                                      13D
-------------------
CUSIP NO. 02365B100
-------------------
==============================================================================
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      America Online, Inc.
      54-1322110
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS


      OO
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          122,399,584
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          122,399,584
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          240,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      122,639,584
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      67.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
==============================================================================

     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 1 ("Amendment No. 1") to amend and supplement the Statement on Schedule 13D originally filed on August 22, 2000 (the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit No. 7 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, to file one Statement on Schedule 13D with respect to their ownership of the Class A Common Stock.

     This Amendment No. 1 is being filed solely to reflect the combination (the "Holding Company Transaction") on January 11, 2001 of AOL and Time Warner Inc. ("Time Warner"), in connection with which (1) each of AOL and Time Warner became a wholly owned subsidiary of AOL Time Warner and (2) AOL Time Warner became the ultimate beneficial owner of the shares of Class A Common Stock held of record by AOL.

     Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 1.

     Item 2.  Identity and Background
              -----------------------

     The response to Item 2 of the Statement is hereby amended in its entirety to read as follows:

     This Statement is being filed by AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), having its principal executive offices at 75 Rockefeller Plaza, New York,

     New York 10019, and America Online, Inc., a Delaware corporation ("AOL") (AOL, together with AOL Time Warner, the "Reporting Persons"), having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166, and by AOL Time Warner and AOL as members of a "group" (as such term is defined pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended), which has been deemed to have been formed by (i) AOL and (ii) Riverview Media Corp., a British Virgin Islands corporation ("Riverview"), Gustavo A. Cisneros, Ricardo
J. Cisneros, Aspen Investments LLC ("Aspen") and Atlantis Investments LLC ("Atlantis") (collectively, the "Cisneros Group").

     The beneficial ownership by members of the Cisneros Group of the Class A Common Stock, Series C Redeemable Convertible Preferred Stock, par value $0.01 per share, of AOL-LA ("Series C Preferred Stock"), and Class C Common Stock, par value $0.01 per share, of AOL-LA ("Class C Common Stock") is set forth in a
Schedule 13D filed by the Cisneros Group, as most recently amended on January 11, 2001. AOL and AOL Time Warner disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     AOL Time Warner is the first internet powered media and communications company. Its business interests include: interactive services, cable systems, publishing, music, networks and filmed entertainment. Substantially all of AOL Time Warner's interests in filmed entertainment, most of its interests in cable systems and a substantial portion of its interests in cable networks are held through Time Warner Entertainment Company, L.P., a Delaware limited partnership in which AOL Time Warner has a majority interest. America Online is a direct wholly owned subsidiary of AOL Time Warner. America Online is the world's leader in branded interactive services and content.

     To the best of the knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules I and II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any shares of Class A Common Stock.

     Item 3.  Source and Amount of Funds or Other Consideration
              -------------------------------------------------

     The response to Item 3 of the Statement is hereby amended and supplemented by adding the following paragraphs thereto:

     On January 11, 2001, the Holding Company Transaction was consummated pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, by and among AOL Time Warner, AOL, America Online Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("America Online Merger Sub"), Time Warner and Time Warner Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner, whereby among other things, America Online Merger Sub merged with and into AOL with AOL continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner and Time Warner Merger Sub merged with and into Time Warner with Time Warner continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner (together, the "Mergers"). In addition, upon consummation of the Mergers (i) each outstanding share of America Online Common Stock was automatically converted into one share of AOL Time Warner Common Stock, (ii) each outstanding share of Time Warner Common Stock was automatically converted into 1.5 shares of AOL Time Warner Common Stock, and (iii) each outstanding share of Time Warner Series LMCN-V Common Stock was automatically converted into 1.5 shares of AOL Time Warner Series LMCN-V Common Stock having terms substantially identical to those of the Time Warner Series LMCN-V Common Stock.

     As a result of the Holding Company Transaction, AOL Time Warner became the ultimate beneficial owner of the shares of Class A Common Stock held by AOL.

     Item 4.  Purpose of Transaction
              ----------------------

     The response to Item 4 of the Statement is hereby amended by adding the following paragraphs to the end thereof:

     As described in Item 3 above, AOL Time Warner became the ultimate beneficial owner of the shares of Class A Common Stock owned by AOL as a result of the consummation of the Holding Company Transaction.

     Except as set forth elsewhere in this Schedule 13D, neither of AOL Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, although AOL Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     Item 5. Interest in Securities of AOL-LA
             --------------------------------

     On January 11, 2001, in connection with the Holding Company Transaction described in Item 3 above, AOL became a direct wholly owned subsidiary of AOL Time Warner. As a result, AOL Time Warner and AOL may be deemed to have shared power to vote and dispose of the shares of Class A Common Stock owned by AOL.

      The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

      As of the date hereof, AOL and AOL Time Warner beneficially own (i) 4,000,000 shares of Class A Common Stock that AOL purchased in the Offering on August 11, 2000 and (ii) 101,858,334 shares of Series B Preferred Stock that AOL received in the Reorganization, which Series B Preferred Stock represents all of the Series B Preferred Stock issued and outstanding. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. In addition, immediately prior to the Securities and Exchange Commission declaring the Offering effective, AOL-LA issued the AOL Warrant to AOL. The number of shares for which the AOL Warrant is exercisable is 16,541,250 in any combination of B Stock or Class A Common Stock at a per share exercise price equal to the Offering price of $8.00. The AOL Warrant is immediately exercisable and has a ten-year term. The number of shares issuable under the AOL Warrant may be increased if AOL-LA, AOL or the Cisneros Group issue or transfer shares to one or more Strategic Partners. Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL and AOL Time Warner may be deemed to beneficially own options to purchase an aggregate of 240,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of the Offering, four employees of AOL who are also members of the Board were each granted an option to purchase 60,000 shares of Class A Common Stock. Under AOL's conflicts of interest standards, each such AOL employee must transfer the economic benefit of his option to AOL. Although each such AOL employee is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of this Schedule 13D, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) and Regulation 13D-G of the Exchange Act or the rules promulgated thereunder that any of such option holders is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such individual.

     AOL and AOL Time Warner have the sole power to vote and dispose of the 4,000,000 shares of Class A Common Stock that AOL purchased in the Offering, the shares of Series B Preferred Stock issued to AOL in the Reorganization and the shares of B Stock and/or Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the shares of Class A Common Stock issuable upon exercise of the stock options that were granted to four of AOL's employees. Consequently, upon the conversion of the B Stock and the exercise of the AOL Warrant and, as further described in Item 6, the stock options granted to four employees of AOL, AOL and AOL Time Warner would beneficially own 122,639,584 shares of Class A Common Stock in the aggregate, or 67.6% of the shares of Class A Common Stock currently outstanding. However, assuming the conversion of all B Stock and C Stock outstanding and the exercise and conversion of all outstanding warrants and stock options, AOL and AOL Time Warner would beneficially own 37.6% of the total issued and outstanding Class A Common Stock of AOL-LA.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, AOL may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by Banco Itau, Itau Bank, Ltd., a Cayman Limited Liability Company and wholly-owned subsidiary of Banco Itau, and Ricardo Egydio Setubal, President and Chief Executive Officer of Banco Itau (collectively, the "Banco Itau Reporting Persons"). As reported in the Effective Registration Statement, the Banco Itau Reporting Persons beneficially own 31,760,000 shares of Class A Common Stock (assuming the exercise of an option for 60,000 shares of Class A Common Stock granted to Mr. Setubal), or approximately 9.7% of the 325,792,428 issued and outstanding shares of Class A Common Stock (assuming the conversion of all issued and outstanding shares of capital stock convertible into, and the exercise of all issued and outstanding warrants and options to acquire, shares of Class A Common Stock). AOL disclaims beneficial ownership of any such securities of the Banco Itau Reporting Persons owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth in this Schedule 13D and acquisitions of beneficial interests by the Cisneros Group, to the best of AOL's knowledge as of the date hereof, (i) neither AOL nor any subsidiary or affiliate of AOL nor any of AOL's executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by AOL, nor to the best of AOL's knowledge, by any subsidiary or affiliate of AOL or any of AOL's executive officers or directors.

     References to, and descriptions of, the Stockholders' Agreement, Banco Itau Registration Rights Agreement, Charter and By-laws as set forth above or incorporated in this Item 5 are qualified in their entirety by reference to the copy of the Stockholders' Agreement, Banco Itau Registration Rights Agreement, Charter and By-laws included as Exhibits 1, 2, 3 and 4 to this Schedule 13D, and are incorporated in this Item 5 in its entirety where such references and descriptions appear.

     Item 7.  Material to be Filed as Exhibits
              --------------------------------

     Item 7 is hereby amended by adding the following document as an exhibit:

Exhibit Number        Description

     7 Joint Filing Agreement, dated January 22, 2001, between AOL Time Warner Inc. and America Online, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AOL TIME WARNER INC.



Date: January 22, 2001              By: /s/ J. Michael Kelly
                                        -----------------------------
                                        J. Michael Kelly
                                        -----------------------------
                                    Name/Title: Executive Vice President
                                                and Chief Financial Officer

                                    AMERICA ONLINE, INC.



Date: January 22, 2001              By: /s/ Randall Boe
                                        -----------------------------
                                        Randall Boe
                                        -----------------------------
                                    Name/Title: Senior Vice President,
                                                General Counsel and
                                                Secretary

                             JOINT FILING AGREEMENT


     AOL Time Warner Inc., a Delaware corporation, and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.01, of America Online Latin America, Inc., a Delaware corporation, is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated: January 22, 2001

                              AOL TIME WARNER INC.

                              By: /s/ J. Michael Kelly
                                  --------------------------------
                              Name: J. Michael Kelly
                              Title: Executive Vice President and
                                     Chief Financial Officer



                              AMERICA ONLINE, INC.

                              By: /s/ Randall Boe
                                  --------------------------------
                              Name: Randall Boe
                              Title: Senior Vice President,
                                     General Counsel and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                               OF AOL TIME WARNER

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title                           Present Principal Occupation
--------------                           ----------------------------

Stephen M. Case                          Chairman of the Board;
Chairman of the Board                    AOL Time Warner Inc.

Gerald M. Levin                          Chief Executive Officer;
Chief Executive Officer                  AOL Time Warner Inc.

Kenneth J. Novack                        Vice Chairman;
Vice Chairman                            AOL Time Warner Inc.

R.E. Turner                              Vice Chairman and Senior Advisor;
Vice Chairman and Senior Advisor         AOL Time Warner Inc.

Daniel F. Akerson                        Chairman of the Board and Chief
                                         Executive Officer;
                                         XO Communications, Inc.
                                         1505 Farm Credit Drive
                                         McLean, VA 22101
                                         (a broadband and communications
                                         company)

James L. Barksdale                       Partner;
                                         The Barksdale Group
                                         2730 Sand Hill Road, Suite 100
                                         Menlo Park, CA  94025

Stephen F. Bollenbach                    President and Chief Executive Officer;
                                         Hilton Hotels Corporation
                                         9336 Civic Center Drive
                                         everly Hills, CA  90210

Frank J. Caufield                        Partner;
                                         Kleiner Perkins Caufield & Byers
                                         Four Embarcadero Center
                                         San Francisco, CA 94111
                                         (a venture capital partnership)


Miles R. Gilburne                        Director;
                                         AOL Time Warner Inc.

Carla A. Hills                           Chairman and Chief Executive Officer;
                                         Hills & Company
                                         1200 19th Street, NW
                                         Washington, DC  20036
                                         (international trade and investment
                                         consultants)

Reuben Mark                              Chief Executive Officer;
                                         Colgate-Palmolive Company
                                         300 Park Avenue
                                         New York, NY  10022
                                         (consumer products)

Michael A. Miles                         Former Chairman of the Board and Chief
                                         Executive Officer of Phillip Morris
                                         Companies Inc.; Director of Various
                                         Companies
                                         Three Lakes Drive
                                         Northfield, IL  60093

Richard D. Parsons                       Co-Chief Operating Officer;
Co-Chief Operating Officer               AOL Time Warner Inc.

Robert W. Pittman                        Co-Chief Operating Officer;
Co-Chief Operating Officer               AOL Time Warner Inc.

Franklin D. Raines                       Chairman and Chief Executive Officer;
                                         Fannie Mae
                                         3900 Wisconsin Avenue NW
                                         Washington, DC  20016-2806

Francis T. Vincent, Jr.                  Chairman of Vincent Enterprises
                                         (private investor) and Director of
                                         Various Companies;
                                         300 First Stamford Place
                                         Stamford, CT  06902

Executive Officers Who Are Not Directors
----------------------------------------

Name                                     Title and Present Principal Occupation
----                                     --------------------------------------

Richard J. Bressler                      Executive Vice President;
                                         AOL Time Warner Inc.

Paul T. Cappuccio                        Executive Vice President, General
                                         Counsel and Secretary; AOL
                                         Time Warner Inc.

David Colburn                            Executive Vice President;
                                         AOL Time Warner Inc.

J. Michael Kelly                         Executive Vice President and Chief
                                         Financial Officer;
                                         AOL Time Warner Inc.

Kenneth B. Lerer                         Executive Vice President;
                                         AOL Time Warner Inc.

William J. Raduchel                      Executive Vice President and Chief
                                         Technology Officer;
                                         AOL Time Warner Inc.

Mayo S. Stuntz, Jr.                      Executive Vice President;
                                         AOL Time Warner Inc.

George Vradenburg, III                   Executive Vice President for Global
                                         and Strategic Policy;
                                         AOL Time Warner Inc.

                                  SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF AMERICA ONLINE, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title                Present Principal Occupation
--------------                ----------------------------

Paul T. Cappuccio             Executive Vice President, General Counsel
                              and Secretary; AOL Time Warner, Inc.

J. Michael Kelly              Executive Vice President and Chief
                              Financial Officer; AOL Time Warner, Inc.

Barry M. Schuler              Chairman and Chief Executive Officer;
Chairman and Chief            America Online, Inc.
Executive Officer

Executive Officers Who Are Not Directors
----------------------------------------

Name                          Title and Present Principal Occupation
----                          --------------------------------------

Janice Brandt                 Vice Chair and Chief Marketing Officer;
                              America Online, Inc.

Theodore J. Leonsis           Vice Chair and New Product Officer;
                              America Online, Inc.

Raymond J. Oglethorpe         President and Chief Operating Officer;
                              America Online, Inc.

Joseph A. Ripp                Executive Vice President, Chief Financial
                              Officer and Treasurer; America Online, Inc.

Mark E. Stavish               Executive Vice President, Human Resources;
                              America Online, Inc.

Randall J. Boe                Senior Vice President, General Counsel and
                              Secretary; America Online, Inc.

Ann Brackbill                 Senior Vice President, Corporate Communications;
                              America Online, Inc.